SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       LITCHFIELD FINANCIAL CORPORATION
            (Exact name of registrant as specified in its charter)

                                    0-19822
                           (Commission File Number)

                                430 Main Street
                      Williamstown, Massachusetts  01267
                                (413) 458-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)          [X]
Rule 12g-4(a) (1) (ii)         [ ]
Rule 12g-4(a) (2) (i)          [ ]
Rule 12g-4(a) (2) (ii)         [ ]
Rule 12h-3(b) (1) (i)          [X]
Rule 12h-3(b) (1) (ii)         [ ]
Rule 12h-3(b) (2) (i)          [ ]
Rule 12h-3(b) (2) (ii)         [ ]
Rule 15d-6                     [ ]

Approximate number of holders of record as of the certification or notice
date:    Common Stock  -  1

Textron Financial Corporation ("Textron") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger (the "Merger") of Lighthouse Acquisition Corp., a wholly owned subsidiary of Textron, into Litchfield Financial Corporation ("Litchfield"), which was consummated on November 3, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, Litchfield has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                       LITCHFIELD FINANCIAL CORPORATION



                       BY: /s/ Richard A. Stratton
                              Name: Richard A. Stratton
                              Title: President and Chief Executive Officer



DATE: November 9, 1999

































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